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FOR IMMEDIATE RELEASE

NEW ORLEANS -- May 13, 1999

               McDERMOTT INTERNATIONAL COMMENCES TENDER OFFER TO
              PURCHASE ALL OUTSTANDING SHARES OF J. RAY McDERMOTT

     McDermott International, Inc. (NYSE: MDR) announced today that it has commenced a tender offer to acquire all outstanding shares of J. Ray McDermott, S.A. (NYSE: JRM) not already owned by McDermott for $35.62 per share, net to the seller in cash. The offer is being made in accordance with the terms of McDermott's previously announced merger agreement with J. Ray McDermott. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, June 10, 1999, unless the offer is extended.

     The tender offer is subject to the condition that a majority of the approximately 14.4 million outstanding shares that could be tendered by shareholders, other than McDermott, are validly tendered and not withdrawn, as well as other customary conditions. McDermott has obtained a commitment from Citibank, N.A., a member of Citigroup, for necessary financing under acceptable terms, subject to execution of a definitive agreement and other conditions.

     Pursuant to the merger agreement, any shares not purchased in the offer (other than shares owned by McDermott) will be acquired for the same price in cash, in a second-step merger. J. Ray McDermott currently has approximately
34.0 million shares outstanding. McDermott currently owns approximately 24.3 million shares or approximately 63% of the outstanding shares of J. Ray McDermott and approximately 14.4 million shares or approximately 37% are publicly held.

     Merrill Lynch & Co. is acting as dealer manager in connection with the offer and Morrow & Co. is acting as information agent.

     McDermott International, Inc. is a leading worldwide energy services company. The company and its subsidiaries manufacture steam-generating equipment, environmental equipment, and products for the U.S. government. They also provide engineering and construction services for industrial, utility, and hydrocarbon processing facilities, and to the offshore oil and natural gas industry.

For additional information please contact:
     Don Washington
     McDermott International, Inc.
     P. O. Box 61961
     New Orleans, LA  70161-1961
     (504) 587-4080



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